Meadow Valley Corporation
4602 East Thomas Road
Phoenix, Arizona 85018
November 24, 2008
Mr. Dietrich King
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Meadow Valley Corporation
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed November 10, 2008
File No. 000-25428
Dear Mr. King:
          This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated November 20, 2008, to David D. Doty, Chief Financial Officer of Meadow Valley Corporation (the “Company” or “Meadow Valley”), regarding Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A, File No. 000-25428 (the “Preliminary Proxy Statement”) filed on November 10, 2008.
          This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.
     Proxy Statement
     Special Factors, page 16
     Background of the Merger, page 16
1. We note your response to comment five in our letter dated November 6, 2008, particularly your disclosure on page 30 regarding why YVM was not a party to the transaction. Please clarify why Messrs. Larson and Nelson ultimately determined not to utilize YVM as their acquisition vehicle for the transaction and instead participated in the transaction by contributing substantially all of their shares of Meadow Valley common stock to Phoenix Holdings.
     Company Response
          In response to the Staff’s comment, the disclosure at page 30 of the Preliminary Proxy Statement has been revised to clarify why Messrs. Larson and Nelson ultimately determined not to utilize YVM as their acquisition vehicle for the transaction and instead participated in the transaction by contributing substantially all of their shares of Meadow Valley common stock to Phoenix Holdings.
Reports of Alvarez & Marsal to the Special Committee, page 46

Dietrich King, Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
November 24, 2008

2. We note your response to comment nine in our letter dated November 6, 2008, particularly your additional disclosures on pages 48 through 51. Notwithstanding these disclosures, please revise your disclosure for each analysis performed by Alvarez & Marsal to provide additional disclosure about the underlying data used to calculate these values. For example, it may be helpful for security holders to understand what other companies or transactions were analyzed and whether there were high, low, average or median values calculated. It may be useful for security holders if this additional information is disclosed in tabular format.
Company Response
     In response to the Staff’s comment, the disclosures on pages 48 through 53 of the Preliminary Proxy Statement regarding the reports of Alvarez & Marsal have been revised to provide additional disclosure about the underlying data used to calculate values and to provide such information in a tabular format.
Financial Projections, page 59
3. We note your response to comment 12 in our letter dated November 6, 2008. Please note that we may have additional comments after you provide the requested disclosure regarding the ThomasLloyd presentation materials.
Company Response
          We acknowledge the Staff’s comment that it may have additional comments. In response to a conversation between Gregory R. Hall of DLA Piper LLP (US) and Dieter King of the Staff that took place on the morning of November 20, 2008, we have included disclosure in response to comment 12 of the Staff’s letter dated November 6, 2008 (which we had previously provided to Mr. King via facsimile on November 19, 2008) and revised that disclosure on pages 61 through 63 of the Preliminary Proxy Statement to describe how the internal rates of return were calculated and to quantify the various factors that went into that calculation.
The Merger Agreement page 75
4. We note your response to comment 13 in our letter dated November 6, 2008. In the last sentence of the second paragraph of this section, you include disclaimer language stating that investors should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about the parties. Please acknowledge after this sentence in this section of the filing that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure in the filing.

Dietrich King, Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
November 24, 2008

Company Response
          In response to the Staff’s comment, we have revised the disclosure at page 79 of the Preliminary Proxy Statement to delete the disclaimer language at the end of the second full paragraph on that page.
          The Company supplementally advises the Staff that five additional sets of financial projections prepared by ThomasLloyd have been described at page 62 of the Preliminary Proxy Statement and filed as new exhibits (c)(13) — (c)(17) of Amendment No. 3 to Schedule 13E-3 (the “Schedule 13E-3”). As described in the Preliminary Proxy Statement, the financial projections filed as Exhibits (c)(13) and (c)(14) to the Schedule 13E-3 represent initial drafts of the core financial model prepared by ThomasLloyd, which was previously filed as Exhibit (c)(5) to the Schedule 13E-3 (the “Core Financial Model”). The financial projections filed as Exhibit (c)(15) to the Schedule 13E-3 represent an update to the Core Financial Model. The financial projections filed as Exhibits (c)(16) and (c)(17) to the Schedule 13E-3 reflect alternative transaction scenarios based in all material respects on the Core Financial Model. These financial projections were discovered in connection with the receipt of ThomasLloyd’s input to certain comments previously posed by the Staff and as a result of the Company’s final review of this filing and imminent printing and mailing of the definitive proxy statement. To the filing persons’ knowledge, all reports, opinions, and appraisals received by the Company or any affiliate from an outside party that are materially related to the 13e-3 transaction have now been filed.
          If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (602) 437-5400.
Sincerely,
/s/ David. D. Doty
David D. Doty
Chief Financial Officer
Enclosures

cc:	Gregory R. Hall, DLA Piper LLP (US)
Ronald J. Lieberman, Hunton & Williams LLP
Brian H. Blaney, Greenberg Traurig, LLP